UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549


                                     FORM 6-K

                             REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15-d 16 of
                       The Securities Exchange Act of 1934


                      FOR THE PERIOD ENDED:  June 30, 2001

                       COMMISSION FILE NUMBER:      0-30314


                              DEALCHECK.COM INC.
-------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                               ONTARIO, CANADA
-------------------------------------------------------------------------------
                       (Jurisdiction of Incorporation)

          65 Queen Street West, Suite 1905, Ontario, Canada M5H 2M5
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                  (Address of principal executive Offices)

                               (416) 860 0211
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            (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual report Under cover Form 20F or 40F:

            Form 20F     [X]                    Form 40F     [ ]

Indicate by check mark whether the registrant by furnishing the information Contained in the Form is also thereby furnishing the information to Commission to Rule 12g3-2(h) under the Securities Act of 1934:

                  Yes     [ ]                   No     [X]

The  number  of shares  outstanding of the Registrant's common stock as  of June
 30, 2001 is 4,619,916

DEALCHECK.COM INC.

Dealcheck.com Inc. has elected to provide quarterly financial and other Information generally comparable to that required to be provided by United States Issuers on Form 10-Q. This report relates to the period of three months ended June 30, 2001.


                                  TABLE OF CONTENTS
                                                                        Page No.
                                                                        --------

PART 1 - 	FINANCIAL INFORMATION
------------------------------
Item 1.   Financial Statements                                              3-7

          Consolidated Balance Sheets - June 30, 2001 and                    3
          2000 (unaudited) and March 31, 2001 (audited)

          Consolidated Statements of operations and Deficit                  4
          (unaudited) for the three months ended June 30, 2001
          and 2000

          Consolidated Statements of Changes in Financial                    5
          Position (unaudited) for the three months ended
          June 30, 2001 and 2000

          Notes to Financial Statements                                    6-7

Item 2    Management discussion and Analysis of Financial                 7-12
          Condition and Results of Operations

PART 11-	OTHER INFORMATION
--------------------------
Item 1    Legal Proceedings	                                                 12
Item 2    Changes in Securities                                             12
Item 3    Default Upon Senior Securities                                    12
Item 4    Submission of matters to a vote of Security                       12
Item 5    Other Information	                                                 12

Signature

Dealcheck.com Inc.
Consolidated Balance Sheet
(Canadian Dollars)
June 30, 2001 and 2000
-------------------------------------------------------------------------------------------------
June 30	March 31	June 30
                                                 June 30              March 31           June 30
                                                  2001                 2001                2000
                                               (Unaudited)           (audited)        (Unaudited)
-------------------------------------------------------------------------------------------------
Assets
------
Current
     Cash                                     $     15,727          $    40,737      	$    335,239
     Short-term Investments                         38,068               38,068	           618,876
     Advances to directors, non-interest bearing    65,337               73,311             89993
     Amounts receivable and prepaid expenses       453,809	              523,303           491,380
-------------------------------------------------------------------------------------------------
                                                   572,941              675,419	         1,535,488
Long-term investments                               58,290               58,290           803,761
Product development costs                          141,849              134,521            13,000
Capital assets                                      34,252               40,414            58,595
-------------------------------------------------------------------------------------------------
                                              $    807,332          $   908,644      $  2,410,844
-------------------------------------------------------------------------------------------------
Liabilities
-------------
Current
     Accounts payable and accrued liabilities $   38,057	          $   64,803      	$     47,862
     Other Advances, non-interest-
            Bearing                               83,480              84,320           222,739
----------------------------------------------------------------------------------------------
                                                 121,537             149,123           270,601
----------------------------------------------------------------------------------------------
Shareholders' Equity
--------------------
     Capital stock                            19,814,829          19,814,829        19,660,724
     Deficit                                 (19,129,034)        (19,055,308)     (17,520,481)
----------------------------------------------------------------------------------------------
                                                 685,795             759,521         2,140,243
----------------------------------------------------------------------------------------------
                                             $   807,332         $   908,644     $   2,410,844
==============================================================================================

Dealcheck.com Inc.
Consolidated Statements of Operations and Deficit
(Canadian Dollars)
For the Three months ended June 30, 2001 and 2000
(Unaudited)
==============================================================================================
                                                        2000                   2001
----------------------------------------------------------------------------------------------
Income
------
     Operational Services                           $  30,000                   -
     Interest                                              13                 3,220
     Net exchange gain                                  3,139                32,441
     Net gain on investments                              -                  11,631
----------------------------------------------------------------------------------------------
                                                       33,152                47,292
----------------------------------------------------------------------------------------------
Expenses
--------
     Travel, promotion and consulting                  49,171               162,486
     Professional fees                                 19,559                18,000
     Projects development costs                           300                12,000
     Bank charges and interest                            470                   462
     Rent                                              10,954                 7,578
     Telephone, Internet and courier                    3,966                 3,210
     Transfer agents fees                               2,446                 1,017
     Shareholders information                             449                12,038
     Amortization                                       9,187                 6,060
     Office and general                                10,376                 6,818
----------------------------------------------------------------------------------------------
                                                      106,878               229,669
----------------------------------------------------------------------------------------------
Net loss for period                                   (73,726)             (182,377)
Deficit at beginning of period                    (19,055,308)          (17,338,104)
----------------------------------------------------------------------------------------------
Deficit at end of period                        $ (19,129,034)        $ (17,520,481)
----------------------------------------------------------------------------------------------
Net loss per share                              $       (0.02)        $       (0.04)
==============================================================================================


Approved on behalf of the Board

Terence Robinson      Director
--------------------

Kam Shah              Director
--------------------
4

Dealcheck.com Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)
For the Three months Ended June, 2001 and 2000
(Unaudited)
----------------------------------------------------------------------------------------------
                                                                                   2000                 2001
----------------------------------------------------------------------------------------------
Operating Activities
--------------------
     Net loss                                       $   (73,726)         $  (182,377)
     Amortization                                         9,187                6,060
     Write-off of investment                                                     -
     Net gain on investments                               -                 (11,631)
     Amounts receivable and prepaid expenses             69,494	             (400,356)
     Accounts Payable and Accrued Liabilities           (26,746)              (7,313)
-------------------------------------------------------------------------------------------
                                                        (21,791)            (580,991)
-------------------------------------------------------------------------------------------
Investing Activities
--------------------
     Purchase of Capital Assets                           (353)              (17,850)
     Refund of Subscription Advance                         -                489,173
     Investments                                                              68,956
     Product Development Costs                         (10,000)               (3,000)
-------------------------------------------------------------------------------------------
                                                       (10,353)              537,279
-------------------------------------------------------------------------------------------
Financing activities
--------------------
     Net Advances                                         (850)               52,976
     Net Advances to Directors                           7,974               (89,993)
-------------------------------------------------------------------------------------------
                                                         7,134               (47,017)
-------------------------------------------------------------------------------------------
Increase (decrease) in cash during period              (25,010)              (90,729)
Cash at beginning of period                             40,737                425,968
-------------------------------------------------------------------------------------------
Cash at end of period                             $     15,727             $       335,239
===========================================================================================

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2001 and 2000
-------------------------------------------------------------------------------
1.  BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim information and with the instructions to Form 10Q and Rule 10-1 of the United States Securities Act of 1933 or Regulation S-X.
Accordingly, they do not include all the information  and Footnotes   required
by  generally accepted   accounting principles  for complete financial
statements. In the opinion of management, all material adjustments consisting of normal recurring accruals and certain adjustments to reserves and allowances considered necessary for a fair presentation have been included. Operating results for the three months ended June 30, 2001 are not necessarily Indicative of the results that may be expected for the year ending March 31, 2002.

2.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

The costs of developing the commercial web  sites and technical  projects
re  allowed  to   be  deferred   under the  Canadian  Generally  Accepted
Accounting Principles.   However, the commercial web sites  and technical
Projects are   allowed  to  be  deferred  under  the  Canadian  Generally
Accepted   Accounting  Principles.    However,  these  costs  should   be
expensed  under  US GAAP.   Accordingly, under the US GAAP,  net loss  for
period  would  be  $215,575 (2000 - $ 195,377).   Total assets  would  be
$697,583 (2000 - $2,397,844)  and  deficit  would be $19,270,883
 (2000 - $17,533,481).


Investments
-----------
Investments in marketable equity securities that are classified as short -term investments under Canadian GAAP, are grouped into trading and available-for-sale -for-sale categories and accounted for at fair value under the US GAAP. Unrealised holding gains or losses on trading
securities are  included in  the income.    Unrealised holding gains  and
losses on available-for-sale securities are included in shareholders' equity.

Investments in equity securities that are classified as long term investments under the Canadian GAAP, are accounted for at fair value under the US GAAP. Unrealised holding gains and losses are included in shareholders' equity.

No significant adjustment would be required in the net loss for year, total assets and deficit under the US GAAP.

Stock-Based Compensation
------------------------
The Company accounts for common stock purchase options and warrants granted to non-employees pursuant to Statement of Financial Accounting Standards
No. 123, "Accounting for Stock-Based Compensation" (FAS No.123) and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." These standards require that the fair value of equity instruments, including options and warrants, be recognized in the financial statements. FAS No. 123 permits a company to account for employee stock options under the method specified by the previous standard, Accounting Principles Board Opinion No. 25 ("APB No.25"), "Accounting for Stock Issued to Employees." Under APB No.25, if the exercise price of fixed employee stock options equals or exceeds the market

Dealcheck.com Inc.
Note to Consolidated Financial Statements  - Continued
For the Three months ended June 30, 2000 and 1999
(Unaudited)

price of the underlying stock on the date of grant, no compensation expense is ecorded. For such options, FAS No.123 requires disclosure of, among other things, the fair value of options granted, the assumptions used in determining the fair value and the pro-forma effect on earnings as if measurement provisions of FAS No. 123 had been applied. The Company will apply the measurement principles of APB No.25, supplemented by the required FAS No.123 disclosures, for any stock options it grants to employees in the future.

Recent Accounting Developments
--------------------_---------
In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued and, as amended by SFAS No. 137, was adopted by the Company on July 1, 2000. This statement requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation. The adoption of this statement does not impact the Company's historical financial statements, as the Company currently does not use derivative instruments.

1.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

- consulting service fee income of $30,000 (2000 - nil) were earned from a corporation which has common management.

- Included in Travel, promotion and consulting expense is $30,000 (2000 - $44,406) to a corporation which has common management.

- Rent and telephone expense are net of recoveries of $28,140 (2000 - $21,414) from corporations which share common management and directors.

- Included in professional and consulting fees are $27,600 (2000 - $63,000) paid to directors of the Company.

- Business expenses of $13,420 (2000 - $30,016) were reimbursed to directors of the corporation.

-  Consulting fees include amounts to a shareholder corporation of $ nil (2000
   - $44,406).

Expenses relating to the shared premises and consultants were recharged to the affiliated entities at cost.

   Balances as at year end are included in "Amounts Receivable and prepaid expenses"

1.  COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to comply with the current period's presentation.
7

ITEM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis should be read in conjunction with the consolidated (unaudited) financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. A summary of material adjustments to conform to U.S. GAAP is set out in Note 2 to the consolidated (unaudited) financial statements.

Results of Operations
---------------------

Three Months Ended June 30                   2001              2000
                                        ------'000 Canadian Dollars------
Income                                        33                47
Expenses                                     107               230
                                        ---------------------------------
Net Loss for Period                           74               183

Deficit at End of Period                  19,129            17,520

Income consisted of operational services charge of $30,000 and exchange gain of $3,139 .

Operational services were provided to an affiliate on an arms length basis Under a consulting contract. There was no such income in the prior period.

The main income in the prior period was an exchange gain of $32,441 arising from significant fluctuations in US dollar versus Canadian dollar rates and relatively heavy volume of transactions in these currencies.

The major components of expenses are as follows:

Travel, Promotion and Consulting
--------------------------------

Three Months Ended June 30                   2001              2000
                                        ------'000 Canadian Dollars------
Travel, Meals and Entertainment             9571            27,877
Consulting                                39,600           134,467
Promotion                                    -                 142
                                        ---------------------------------
                                          49,171           162,486
                                        ---------------------------------
% of Operating expenses                    46%               71%

During the first quarter ended June 30, 2001, the management focused its attention entirely on monitoring its existing investments and projects and hence did not actively seek any new investments. This resulted in reduced travel and entertainment costs for the quarter.

Consulting costs include a fee of $30,000 ( 2000: $44,406) charged by an affiliate for providing investor relations services. Previous period's costs included a consulting fee of $44,406 charged by a shareholder corporation for providing funding and public relations services. This contract was terminated in September 2000 and was not renewed. Other consulting fees in the quarter ended June 30, 2000 related mainly to fees paid for general IT, management and corporate services. During the quarter ended June 30, 2001, such fees were limited to $9,600 only due to scale down in the activities.


Professional fees
-----------------
Professional fees in the first quarter of fiscal 2002 were $19,559 compared to $18,000 in the first quarter of fiscal 2001. These costs relate to fees paid for financial record keeping and statutory compliances.

Other operating costs
---------------------
Other operating costs in the first quarter of fiscal 2002 were 37,848, which compares closely with the costs of $37,183 in the first quarter of fiscal 2001. These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs and reflects the management's continued attention to keeping these costs to minimum.

Liquidity and Capital Requirements
----------------------------------
Cash and working capital
------------------------
Cash on hand at June 30, 2001 was $15,727 compared to $335,239 at June 30, 2000. Net working capital at June 30, 2001 was approx. $0.5 million compared to $1.3 million at June 30, 2000.

Significant improvement in the liquidity of the Company at June 30, 2000 was the result of a successful private placement of approx. $3.3 million in the fiscal 2000. Since then, however the funds were invested in various businesses and projects as per the stated objectives of the Company. Unfortunately, significant decline in business in the IT sector during the fiscal 2001 affected the Company's investments. Many of these investments were disposed off at significant losses or had to be written off at the end of the fiscal 2001. This trend affected both the cash and net liquidity of the company at June 30, 2001.

Trade payables at June 30, 2001 were $38,057 compared to $ 47,862 at June 30, 2000.

The net cash spent on operations during three months ended June 30, 2001 was $21,791 compared to $580,991 during the three months ended June 30, 2000. Increased spending in the quarter ended June 30, 2000 was mainly related to increased travel and promotion costs to pursue investment and business opportunities, web site projects development costs and increase in funds advanced.

Investments
-----------
The Company made no new investments during the three months ended June 30, 2001. Most of the investments made during the fiscal 2000 and 2001 were either liquidated or written off at March 31, 2001. Full details of the investments by category are given in the management discussion and analysis accompanying the audited financial statements at March 31, 2001, which are included in the annual report, F-20 filed on August 23, 2001.

The management believes that the investment value at June 30, 2001 is not less than the carrying value.

Significant changes since March 31, 2001 are explained below:

Advances
--------
As at June 30, 2001, the Company advanced a total sum of about $211,000 to First Empire Entertainment.com Inc. under a convertible loan agreement, which provides options to the Company to convert these advances into equity.

Accordingly, on August 1, 2001, the board of the Company decided to exercise its conversion option and received 2 million common shares of First Empire in full settlement of the amounts owed.

First Empire Entertainment.com Inc. (First Empire) is a Canadian public company whose main business is entertainment. The Company's first project is the
9
development and production of "The Count of Monte Cristo", a live theatrical musical production, adapted from the novel of the same name. First Empire acquired the rights to the adaptation from a Toronto based writer and lyricist. First Empire initiated two previews, one in Toronto and the other in New York. It will be seeking additional funds to commence a workshop leading to a full -blown road shows.

Internet projects
-----------------

Biochex.com
-----------
During the fiscal 2001, the Company acquired full equity ownership of 1388755 Ontario Inc., which is an Ontario incorporated private company.

1388755 Ontario Inc.'s objective is to innovate and develop cost-effective, secure and portable Internet appliances, with wireless connection to the Web, using the latest technologies for wireless connectivity such as Bluetooth (short range, low power radio technology), 802.11HR and Wi-Fi.

1388755 Ontario's first project, named "Biochex", is the development of an Internet enabled medical data logging device, that is both wireless and portable. Mr. Jose Laraya, an electronic engineering graduate of Tokyo University, who has developed other innovative technologies, leads the development work. Mr. Laraya developed the world's first APL computer using an 8-bit microprocessor, the first IBM compatible LCD laptop computer employing voice recognition, encryption systems based on digital speed compressors and many others.

The company spent additional $10,000 on consulting fee during the first quarter ended June 30, 2001 bringing the total investment to 4123,151 AT June 30, 2001.

1388755 Ontario Inc. continues to work on the development of Biochex and anticipates a fully functional and secured web site by October 2001.


Capital Expenditure
-------------------
The Company spent $353 on capital assets; mainly comprising office equipment, during the three months ended June 30, 2001 compared to $17,850 during the three months ended June 30, 2000.

Trend Information
-----------------
The management focus during the fiscal 2002 will be on marketing its IRCheck.com web site and completing the "Biochex" prototype and then exploring strategic partners and investors for initiating commercial application of the "Biochex" products.

The Company is also seeking acquisition and merger possibilities as well as other new potential financial partners.

Forward Looking Statements
--------------------------

The foregoing Management's Discussion and Analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast, " "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements".


PART 11    OTHER INFORMATION
----------------------------

Item 1    Legal Proceedings
---------------------------

There are no material legal proceedings in progress or to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its properties is subject.

Item 2     Changes in Securities
--------------------------------
None

Item 3    Defaults Upon Senior Securities
-----------------------------------------
None

Item 4    Submission of Matters to a Vote of Securities Holders
---------------------------------------------------------------
None

Item 5    Other Information
---------------------------
None


SIGNATURES
----------

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized





                                                  Terence E. Robinson
                                                  -------------------
                                                  Chairman and CEO
                                                  Dealcheck.com Inc.

11